

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 19, 2010

<u>Via U.S. mail and facsimile</u>

Craig R. Jones
Chief Financial Officer
Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, CA 91411-2512

> **RE: Electro Rent Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Filed August 12, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 4, 2009**
> **File No. 000-09061**

Dear Mr. Jones:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director